Room 4561
				July 14, 2005



Matthew Hale
Chief Financial Officer
S1 Corporation
3500 Lenox Road, NE
Suite 200
Atlanta, GA 30326

Re:	S1 Corporation
	Form 10-K for Fiscal Fear Ended December 31, 2004
	Filed March 16, 2005
		File No. 000-24931


Dear Mr. Hale:

      We have reviewed your response letter dated June 20, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004
Item 8.  Financial Statements and Supplementary Data, page 41

Consolidated Statements of Operations, page 45

1. We note your response to prior comment number 4. We note that your statement of operations does not include a gross margin line item; however, both MD&A and your quarterly financial data disclose and discuss "gross margin." Revise the statement of operations, MD&A and the quarterly financial data to include the amortization of purchased technology and software development costs as a component of
"cost of revenues." We reference Question 17 of the SFAS 86 FASB Implementation Guide. Your MD&A and quarterly presentation of operating results should be revised as well. We note that SAB Topic
11:B addresses the accounting for depreciation.

Note 2. Summary of Significant Accounting Policies, page 48

Financial instruments, page 49

2. We note your response to prior comment number 5. Revise the disclosures in the "Reclassification" policy of your Form 10-K to quantify the effect the reclassification had on your balance sheet and statement of cash flows. Your revisions should also refer to the fact that the reclass was made in order to comply with SFAS 95.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Marc Thomas, Review Accountant at (202) 551-3452 or me at
(202)
551-3489 if you have questions regarding these comments.

Sincerely,


      Brad Skinner
							Accounting Branch Chief
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Mr. Matthew Hale
S1 Corporation
July 14, 2005
Page 2